Exhibit 4.7

This Termination of Replacement Capital Covenants, dated as of March 13, 2025 (this “Termination”), is made by MetLife, Inc., a Delaware corporation (together with its successors and assigns, the “Corporation”).

R E C I T A L S

WHEREAS, the Corporation (i) previously issued the 10.750% Fixed-to-Floating Rate Junior Subordinated Debentures due 2069 of the Corporation (the “2069 JSDs”) and the 9.250% Fixed-to-Floating Rate Junior Subordinated Debentures due 2068 of the Corporation (the “2068 JSDs”), (ii) has obligations under the Financing Agreement relating to the 7.875% Fixed-to-Floating-Rate Exchangeable Surplus Trust Securities of MetLife Capital Trust IV (the “2067 X-SURPs”) exchangeable into the 7.875% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 of the Corporation (the “2067 JSDs”) and (iii) entered into the Replacement Capital Covenant, dated July 8, 2009, in connection with the 2069 JSDs, the Replacement Capital Covenant, dated April 8, 2008, in connection with the 2068 JSDs, and the Replacement Capital Covenant, dated December 12, 2007, in connection with the 2067 X-SURPs and the 2067 JSDs, (each, a “Replacement Capital Covenant,” and together, the “Replacement Capital Covenants”), in favor of the holders of its Covered Debt (as such term is defined in each Replacement Capital Covenant);

WHEREAS, the Corporation desires to terminate the Replacement Capital Covenants and pursuant to Section 4(a) of each Replacement Capital Covenant, each Replacement Capital Covenant shall so terminate on the date on which the holders of a majority in principal amount of the then-effective series of Covered Debt consent or agree in writing to the termination of the Replacement Capital Covenant and the obligations of the Corporation thereunder;

WHEREAS, the Corporation established a record date of March 13, 2025 (the “Record Date”) pursuant to Section 4(c) of each Replacement Capital Covenant, for purposes of establishing the holders whose consent is required to terminate its obligations under each Replacement Capital Covenant;

WHEREAS, the Corporation’s 6.350% Fixed-to-Fixed Reset Rate Subordinated Debentures due 2055 (the “Subordinated Debentures”) issued under the Subordinated Indenture, dated as of June 21, 2005, between the Corporation and The Bank of New York Mellon Trust Company, N.A., (as successor in interest to J.P. Morgan Trust Company, National Association), as trustee, as supplemented by the Thirteenth Supplemental Indenture, dated as of the date hereof (the “Thirteenth Supplemental Indenture”), became the Covered Debt under the Replacement Capital Covenants, effective as of the Record Date; and

WHEREAS, pursuant to the terms of the Thirteenth Supplemental Indenture, the Corporation has received the requisite consent of the holders of a majority in principal amount of the Subordinated Debentures as of the Record Date to effect this Termination.

NOW, THEREFORE, in accordance with Section 4(a) of each Replacement Capital Covenant, the Corporation hereby terminates the Replacement Capital Covenants and the obligations of the Corporation thereunder are and shall be of no further force or effect.

IN WITNESS WHEREOF, the Corporation has caused this Termination to be executed by its duly authorized officer, as of the day and year first above written.

METLIFE, INC.

By:	/s/ John Hall
Name: John Hall
Title: Executive Vice President and Treasurer

[Signature page to Termination of Replacement Capital Covenants]